# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMAX CORPORATION, CIK 0000921582
CUSIP: 45245E109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2525 Speakman Drive, Mississauga, Ontario Canada (A6), L5K 1B1
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-037161
Filed by CIK 0000944011

## Reporting persons
- Richard L. Gelfond: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,523,294; shared voting power 0; sole dispositive power 2,523,294; shared dispositive power 0; aggregate amount beneficially owned 2,523,294 (4.54% of the class)
  Comment: As of March 31, 2025, Mr. Gelfond's beneficial ownership in IMAX common shares was 4.54%, a decrease of 1.12% compared to his last 13G reporting. (In previous calendar quarters, the change in Mr. Gelfond's beneficial ownership was less than 1%, so no 13G amendment was required.) The decrease in his beneficial ownership was primarily due to the expiration of 894,320 options (426,695 options granted on February 21, 2014, which expired on February 21, 2024 and the expiration of 467,625 options granted on January 5, 2015, which expired on January 5, 2025).

## Item 1. Issuer
Name of issuer: IMAX CORPORATION
Address of issuer's principal executive offices: 2525 Speakman Drive, Mississauga, Ontario, Canada, L5K 1B1

## Item 2. Person Filing
Name of person filing: Richard L. Gelfond
Address of principal business office or, if none, residence: 902 Broadway, 20th Floor, New York, NY 10010
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,523,294
Percent of class: 4.54%
Sole power to vote or to direct the vote: 2,523,294
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,523,294
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard L. Gelfond: /s/ Richard L. Gelfond, Chief Executive Officer (05/15/2025)